Exhibit 99.56

Sandspring infill drill results from the Toroparu gold-copper deposit includes 138m of 2.09 g/t gold and 0.19% copper in Hole 143

April 14, 2011 – SANDSPRING RESOURCES LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce an update of new gold and copper assay results from its ongoing infill drilling program in the area of the Toroparu gold-copper deposit in the Republic of Guyana, South America.

New gold and copper assay results (summarized in Table 1) are from 6,266m of core drilling of TPD143 – TPD155 (Figure 1 & Figure 2). The current drill program is designed to better define the geological controls, optimize grade and improve classification of the Inferred Resource contained in the Potentially Mineable Portion of the Toroparu Resource as disclosed in the Company’s March 22, 2011 Press Release of a Preliminary Economic Assessment. Annual production over the first four years of operation is expected to average 310,000 ounces gold and 29 million pounds of copper and an average cash cost of $317/oz. gold, net of copper byproduct.1

Hole ID	from	to	length	Au g/t	Cu %
TPD-143	336.00	474.00	138.00	2.09	0.19
TPD-144	390.00	448.50	58.50	0.99	0.02
TPD-147A	411.00	501.00	88.50	1.30	0.00
TPD-149	258.00	309.00	51.00	1.47	0.03
	414.00	489.00	75.00	1.16	0.05
	493.50	525.00	31.50	1.25	0.01
TPD-150	269.50	305.50	36.00	1.31	0.24
	310.00	364.00	54.00	1.01	0.12
	425.50	472.00	46.50	1.06	0.05
TPD-151	256.50	262.50	6.00	2.23	0.08
	304.50	321.00	16.50	1.12	0.11
	351.00	370.50	19.50	0.99	0.08
	433.50	489.00	55.50	1.05	0.06
TPD-152	336.00	351.00	15.00	1.21	0.16
TPD-153	85.50	120.00	34.50	1.55	0.03
	165.00	196.50	31.50	1.37	0.03
TPD-154	126.00	135.00	9.00	2.53	0.06
TPD-155	319.50	337.50	18.00	1.34	0.11
	385.50	439.50	54.00	1.18	0.07
	511.50	592.50	81.00	1.23	0.18

Table 1 : Summary of Gold intercepts

To date a total of 16,975 meters of initial infill drilling has been completed from the recommendations contained in the P&E Mining Consultants Inc. 43-101 compliant Resource Update & Technical Report Nr. 193 signed on October 13, 2010 and posted on www.sedar.com for the upgrade of resources in anticipation of potential full feasibility.

Figure 1:	Drill collar locations for drill holes TPD 143-155 relative to NI 43-101 Mineral Resource Contour disclosed in March 22, 2011 Press Release

A total of 77,036m of diamond drilling results have now been disclosed on the Toroparu Property.

Recently the company started an exploration drill program with the objective to find further lateral extensions to the existing mineral deposit and/or nearby satellite deposits.  Several deep holes are planned as part of this program to explore the deeper parts of the deposit

Abraham Drost, P. Geo., President of Sandspring states “Results from the ongoing infill drill program at Toroparu suggest potential for enhanced grade within the PEA production pit model area as the Company converts Inferred to Measured &/or Indicated resources in preparation for a future resource update and commencement of a Definitive Feasibility Study as recommended by P&E Mining Consultants.

The Company also continues to pursue considerable expansion potential within the newly-defined deposit envelope released in the Company’s March 21, 2011 press release and along trend in other areas marked by geochemical, Gradient IP results, and historical alluvial gold workings.”

Figure 2:	Toroparu location, Drill Plan Map, and detailed location of holes TPD 143-155 relative to NI 43-101 Mineral Resource Contour disclosed in March 21, 2011 Press Release

Main Zone
Drill hole Location and Results
2nd phase Infill drilling
UPPER PURUNI
CONCESSIONS
0
10 km
Au gr/tonne
0.5 to 1
1 to 2
> 2
TPD155
TPD151
TPD141
TPD144
TPD154
TPD146
TPD149
TPD136
TPD147A
TPD134
TPD131
TPD143
TPD139
TPD150
TPD137
TPD152
TPD140
TPD153
0
100
200 m
TOROPARU
DEPOSIT AREA
Drill Plan Map
MAIN ZONE
WESTERN ZONE
SANDSPRING
RESOURCES LTD.

Analytical testing and reporting of quantitative assays was performed independently by Acme Analytical Laboratories Ltd. (“AcmeLabs”). AcmeLabs is an ISO9001:2008 accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Mr. Brian Ray, P.Geo. Senior Resource Geologist with Sandspring and a Qualified Person under NI 43-101, has reviewed and approved the technical content of this press release.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, M.Sc., P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J-1H2 Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1The independent NI 43-101 compliant Preliminary Economic Assessment (PEA) prepared by P&E Mining Consultants Inc. of Brampton, Ontario (P&E). included a Measured and Indicated Mineable Portion of the Resource of 2.67 million ounces gold and 253 million pounds of copper contained within 91.5 million tonnes at a grade of 0.91 g/t gold and 0.13% copper and Inferred Mineable Portion of the Resource of 1.27 million ounces gold and 89 million pounds of copper contained within 91.5 million tonnes at a grade of 0.91 g/t gold and 0.13% copper constrained at a 0.5g/t gold-equivalent cutoff.

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